Mail Stop 03-05
      July 12, 2005


Mr. Edward Smith
Chadbourne & Parke LLP
30 Rockefeller Plaza
New York, New York 10112

Re:	Acco World Corporation
      Registration Statement on Form S-4
	Filed on 6/22/05
	File No. 333-124946

Dear Mr. Smith

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our prior comment 1. Please advise us of the timing of your anticipated filing of the Form 8-A in relation to the registration statement going effective, the spin-off and merger.
2. We note your responses to our prior comments 1 and 2 and are still considering your responses. We may have further comment.

3. It appears to us that you may still be able to do the spin-off even if the GBC shareholders ended up not approving the merger. If so, please advise us why you believe a combined proxy statement / prospectus-information statement is appropriate.

Cover Letter to Stockholders of Fortune Brands

4. We note your supplemental response to our prior comment 8.
Your
substantiation appears to be incomplete. Specifically, it contains
a
sampling of numbers from your competitors, but you have not
represented that these are your largest competitors.   In
addition,
you have not provided any discussion to put the numbers in context.
Please provide additional supplemental proof of your competitive position. As necessary, provide any discussion necessary to explain any statistical information you provide.

Questions and answers, page Q-1

5. We note your response to our prior comment 12. Please include similar disclosure in the sections entitled "Merger Agreement" and "Management of ACCO Brands Corporation."

Disclosure Regarding Forward-Looking Statements, page 14

6. We note your response to our prior comment 19. We re-issue the comment. Please delete the reference to the Act or make clear that the Act does not apply.

Background of the Merger, page 33

7. We note your response to our prior comment 24. Please revise to provide examples of the relevant due diligence and adjustments that informed your analysis.

Opinions of GBC`s financial advisors, page 39

8. We note your supplemental response to our prior comment 28.
Please
disclose the projections for revenue and net income for the current year and next two years. You may provide the disclosure to us a supplemental basis first before filing it.

New Bank Facility and Notes, page 81

9. We note your response to our prior comment 37. Please provide us with your legal analysis as to why the issuance of the notes should not be integrated with this transaction.

Basis of Presentation, page 105

10. We note your response to our previous comment 42. However, we continue to believe that your allocation of interest expense without a corresponding allocation of intercompany debt may provide incongruent financial information. Please reconsider the propriety of allocating interest expense in the absence of an intercompany debt allocation or, in the alternative, expand your disclosure to explain why you believe your method of reflecting interest expense is the most supportable in the circumstances.

Rights Agreement, page 147

11. We note your response to our prior comment 46. It appears that
GBC shareholders will also receive the rights in connection with the merger. As such, please explain this throughout, such as in Questions and Answers About the Transactions.

Customer Program Costs, page F-10

12. Please revise your disclosure of Customer Program Costs to include a description of cooperative advertising and how much you have spent on such programs during each period presented.

Advertising Costs, page F-11

13. Please clarify whether the amounts you disclose as advertising costs for the last three fiscal years include spending on cooperative advertising programs.

Chadbourne & Parke LLP Draft Legal Opinion
14. Please also opine that the rights that are being registered are binding obligations under the contract law governing the rights agreement.

Chadbourne & Parke LLP Draft Tax Opinion

15. It appears you are filing a short-form opinion. The exhibit 8 short-form opinion and prospectus must clearly state that the discussion in the prospectus, under "Certain United States Federal Income Tax Consequences," at page 83, is Counsel`s opinion. It is not acceptable for either the short-form opinion or the prospectus to state that the discussion in the prospectus is "an accurate description" of the material federal income tax consequences. Please revise the exhibit and the prospectus to clearly state that the discussion in the prospectus is counsel`s opinion

16. We note in your draft the statement that the opinion is expressed as of its date. As the opinion must speak to the date of effectiveness, either delete this statement in the final version or file an updated opinion at the date of effectiveness.

17. Please delete the second to last paragraph, which limits who may rely upon the opinion. You may limit reliance as to subject matter - legality - but not as who can rely upon it or when.

Skadden, Arps Tax Opinion

18. It appears to us that an opinion on the tax consequences to GBC shareholders should be provided. Please revise to include it or advise.

19. Please delete the language in the second to last paragraph that limits who may rely upon the opinion. You may limit reliance as to subject matter - legality - but not as to who can rely upon it or when.

*	*	*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Amy Geddes at (202) 551-3304 or David
Humphrey
at (202) 551-3211, if you have questions regarding comments on the financial statements and related matters. Please contact Daniel
Morris at (202) 551-3314 or me at (202) 551-3210 with any other questions.

Sincerely,



Susan Block
Attorney-Advisor


cc:	Via Facsimile
	Robert Colby, Esq.
	Chadbourne & Parke LLP
	Fax: 212.541.5369

??

??

??

??

Acco World Corporation
July 12, 2005
Page 1